May 2, 2008

Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Scholastic Corporation
File No. 000-19860
Form 10-K: For the Fiscal Year Ended May 31, 2007
Form 10-Q: For the Quarterly Period Ended November 30, 2007

Dear Mr. Fay:

          We have received your follow-up letter dated April 2, 2008 regarding the above-referenced reports filed by Scholastic Corporation (“Scholastic” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 10-K” and “Form 10-Q”). Please note that Exhibits A and B, sent under separate cover in support of our responses, contain data which the Company considers confidential in nature and would not want disclosed beyond the use of the Staff in conjunction with this response letter. Therefore, the Company respectfully requests that Exhibits A and B be treated as confidential.

          We have set forth below a response to each of the Staff’s comments set forth in its April 2, 2008 comment letter. For Staff comments 3 and 4, we have set forth the text of the comments, followed by the Company’s response.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item 8:  Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 42

          In the Company’s Form 10-Q for the nine month period ended February 29, 2008 (filed on April 9, 2008), the Company presented royalty advances as an operating activity in its Consolidated Statement of Cash Flows in accordance with the Staff’s comments. We shall use this presentation for royalty advances in all subsequent filings.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 43

          As requested by the Staff, the Company will expand its disclosure regarding revenue recognition in its book fair operations in its upcoming Form 10-K filing for the fiscal year ending May 31, 2008.

Form 10-Q: For the Quarterly Period Ended November 30, 2007

Item 1.  Financial Statements

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 12.  Subsequent Event, page 14

3.   You have stated in your response to our prior comment number 5 that, historically, you have tested certain of your direct-to-home continuity business’s (“DTH’s”) long-lived assets for impairment on an annual basis, if not more frequently. However, we are unclear whether the long-lived assets held by DTH were grouped and measured for impairment at the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, as required by paragraph 10 of SFAS No. 144. More specifically, we are unclear whether the assets of DTH were grouped with other assets of your Children’s Book Publishing and Distribution segment, or evaluated on a disaggregated basis, when you performed your prior impairment analyses. In this regard, please tell us whether your impairment analyses related to the long-lived assets held by DTH included the assets of other reporting units within your Children’s Book Publishing and Distribution segment. In addition, as DTH appears to be a “reporting unit,” please tell us whether the goodwill allocated to DTH was included in the asset group that was tested for impairment, as required by paragraph 12 of SFAS No. 144. Also, tell us the methodology used to evaluate these assets for impairment.

If your prior impairment analyses relating to the long-lived assets held by DTH were not performed on a disaggregated basis, please perform an analysis at the lowest level of independently identifiable cash flows and tell us why you believe your prior analyses were appropriate. Alternatively, tell us why you believe your prior analyses were appropriate, citing any literature that you have relied upon to reach your conclusion. As part of your response, please provide us with a copy of the most recent impairment analysis performed with regard to DTH’s long-lived assets.

          We ask that the Staff refer to the Company’s Form 10-Q for the nine month period ended February 29, 2008 (filed on April 9, 2008), which provides more information on the assets referred to in Staff comment 3 above. Our Form 10-Q also provides details regarding the write-downs that were required for the DTH business (which is comprised of the domestic and international portions of the Company’s direct-to-home continuities businesses, as well as certain warehousing and distribution facilities). In December 2007, the DTH business qualified for “held-for-sale” status, and the Company therefore applied the guidance of paragraph 34 of SFAS No. 144, which resulted in the impairment recorded in our fiscal third quarter ended February 29, 2008. Prior to qualifying for held for sale status, the long-lived assets of the domestic direct-to-home continuities business were tested for impairment as required under the guidance of SFAS No. 142 (paragraph 17), which covers intangible assets with indefinite lives, and SFAS No. 144, which covers “long-lived assets to be held and used” (paragraphs 7 through 26). No impairments were recorded pursuant to this guidance.

          The Company’s intangible assets with indefinite lives, including those of the domestic direct-to-home continuities business, have been tested in accordance with paragraph 17 of SFAS No. 142, which states: “The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.” The intangible assets with indefinite lives associated with the Company’s domestic direct-to-home continuities business are licenses with Disney and Random House, which were obtained by the Company through its acquisition of Grolier Incorporated in June 2000. The Company derived the fair value of these intangible assets by utilizing a discounted cash flow model, using estimates because complete balance sheet data for this component was not available, and the excess earnings methodology. As requested, we are providing the Staff with the impairment testing for the indefinite-lived intangible assets of the domestic portion of the direct-to-home continuities business as of May 31, 2007, under separate cover as Exhibit A. These tests have historically showed no impairment.

          Prior to qualifying for held for sale status, the long-lived assets (other than indefinite-lived intangible assets) of our domestic direct-to-home continuities business were historically grouped and tested for impairment at the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, as required by paragraph 10 of SFAS No. 144. The impairment tests for these assets did not include assets of other components of the Children’s Book Publishing and Distribution segment, or any other segment. These assets include: property, plant, and equipment; deferred prepublication costs; and royalty advances. Paragraph 8 of SFAS No. 144 states: “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” The Company noted that one of the examples provided by paragraph 8 is a “current period operating or cash flow loss,” which had been experienced by the domestic direct-to-home continuities business during the past several fiscal years. Paragraph 7 of SFAS No. 144 states: “An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.” The Company tested the long-lived assets of the domestic direct-to-home continuities business (specifically property, plant and equipment, deferred prepublication costs, and royalty advances) based on this guidance. The Company performed an impairment test that used the excess cash flows from the indefinite-lived intangible assets’ impairment test discussed in the previous paragraph. On the basis of that test, we noted that the sum of the excess discounted cash flows was greater than the carrying values of these other long-lived assets. We are providing the Staff with the analysis for the other long-lived assets (included with the impairment test for the indefinite-lived intangible assets) under separate cover as Exhibit A.

          You also ask whether goodwill was included in the impairment test discussed above. As discussed in our response to comment 4 below, we do not believe that the domestic direct-to-

home continuities business represents a reporting unit, and therefore the impairment testing of the domestic direct-to-home continuities business did not include an allocation of the goodwill, pursuant to paragraph 12 of SFAS No.144, which states: “Goodwill shall not be included in a lower-level asset group that includes only part of a reporting unit.”

4.   We have reviewed your response to our prior comment number 6. However, we believe that the goodwill attributed to your direct-to-home continuity business (“DTH”) and the goodwill attributed to the remainder of your Children’s Book Publishing and Distribution segment should be tested on a disaggregated basis. In this regard, we note from the “Additional Observations” provided in EITF D-101 that the determination of reporting units under SFAS No. 142 begins with the definition of an operating segment in paragraph 10 of SFAS No. 131 and considers disaggregating an identified operating segment into economically dissimilar components for the purpose of goodwill testing.

Furthermore, based upon additional guidance provided in EITF D-101, as well as paragraphs B101 through B103 of SFAS No. 142, it appears to be most appropriate to evaluate goodwill for impairment at the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated. Based upon the aforementioned guidance, we note that while DTH may not be a “reportable segment,” DTH appears to be a separate “reporting unit” for purposes of testing goodwill impairment. Please also refer to the guidance provided in paragraphs 30 and 31 of SFAS No. 142.

Based upon the disclosure that has been provided in your MD&A and Footnote 2 to your financial statements, it would appear that the operations of DTH qualify as a business for which discrete financial information is available. In addition, it appears that the operating results of DTH are reviewed by segment management. Therefore, it appears that disaggregating the operations of DTH from the remainder of your Children’s Book Publishing and Distribution segment for purposes of evaluating goodwill would reflect how your operations are managed for internal reporting purposes.

Furthermore, we note that DTH has experienced losses during each of the last three fiscal years, as well as the six-month period ended November 30, 2007. On the contrary, the remaining operations of your Children’s Book Publishing and Distribution segment have recognized significant income during the corresponding periods. Such a disparity in operating performance would appear to suggest that the operations of DTH are economically dissimilar from the remaining operations of your Children’s Book Publishing and Distribution segment – even if the nature of DTH’s products, nature of DTH’s processes, type or class of DTH’s customers, and DTH’s methods of distribution are deemed to be similar. In this regard, we note from paragraph 17 of SFAS No. 131 that long-term average margins would be expected to be similar if economic characteristics are similar.

Given the aforementioned facts, please perform an impairment analysis relating to the goodwill allocated to DTH on a disaggregated basis. Please note per EITF D-101 that components that share similar economic characteristics, but relate to different operating segments, may not be combined into a single reporting unit. In this regard, we note from your disclosure that the DTH business is conducted in both the “Children’s Book Publishing and Distribution” and “International” reportable segments, indicating that further disaggregation of the DTH business may be warranted for impairment testing purposes. Please provide us with a copy of your analysis as part of your response.

          In determining whether the domestic direct-to-home continuities business should be considered a reporting unit, the Company followed the applicable guidance in EITF D-101, SFAS No. 142, and SFAS No. 131. We will provide our analysis step by step to demonstrate to the Staff the basis for our conclusion.

          Following the guidance in the “Additional Observations” section of EITF D-101, the Company noted that the determination of reporting units under SFAS No. 142 begins with the definition of an operating segment in paragraph 10 of SFAS No. 131 and considers disaggregating an identified operating segment into economically dissimilar components for the purpose of goodwill testing. The Company’s analysis started with its operating segments, in this case the Children’s Book Publishing and Distribution operating segment, and considered disaggregation. The Company also noted that EITF D-101 states: “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.”

          SFAS No. 142, paragraph 30 defines a reporting unit as follows: “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” The Company concluded that the domestic direct-to-home continuities business does represent a component because its operations constitute a business for which discrete financial information is available and segment management regularly reviews the operating results.

          The Company then considered whether the domestic direct-to-home continuities component should be aggregated in a reporting unit with other components of the Children’s Book Publishing and Distribution operating segment. SFAS No. 142, paragraph 30 goes on to state the following: “However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

          In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of SFAS No. 142 states that “paragraph 17 of Statement 131 shall be considered in determining if the components of an operating segment have similar economic characteristics.” Paragraph 17 states: “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.”

          The Company notes that, although its segment disclosures have not historically included gross margin (note that the Company discloses operating margin as the measure of segment profit or loss since this is the measure reviewed by the Chief Operating Decision-Maker, or CODM), the long-term gross margins of the components of the Children’s Book Publishing and Distribution segment, including the domestic direct-to-home continuities business even in the fiscal periods in which it experienced operating losses, have historically been similar. We are providing the Staff with support for this conclusion as Exhibit B under separate cover. The operating losses experienced in the Company’s domestic direct-to-home continuities business since Fiscal 2004 have been largely driven by increased bad debt and promotion expenses. Although the economics of the domestic direct-to-home continuities component have differed in recent years from the economics of other components with respect to these two items, the differences are isolated and identifiable. As such, the Company believes that, on the whole, the economics of the components are similar.

          In addition to the similar long-term gross margins noted above, the Company considered the other factors identified in paragraph 17 of SFAS No. 131, which states: “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services
b)	The nature of the production processes
c)	The type or class of customer for their products and services
d)	The methods used to distribute their products or provide their services
e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

          For each of the components of our Children’s Book Publishing and Distribution segment, the nature of the product is books and related materials. These books and materials are either published by the Company, purchased directly from publishers, or acquired by the Company under licensing agreements and manufactured by the Company under printing agreements negotiated by the Company for corporate-wide printing services. The customers for the products are primarily students and parents. The distribution method is a picking and packing operation conducted through a centralized warehouse system operated by the Company, by which the Company’s various components’ distribution and fulfillment needs are serviced.

          Further, EITF D-101 states: “The Board did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to the consideration of the factors described in paragraph 17. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:

•	The manner in which the entity operates its business and the nature of those operations.
•	Whether goodwill is recoverable from the separate operations of each component business or two or more component businesses working in concert (which might be the case if the components are economically interdependent).
•	The extent to which the component businesses share assets and other resources.
•	Whether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”

          Taking into consideration the additional guidance in EITF D-101 regarding economic similarity, the Company notes that the domestic direct-to-home business was extensively integrated with the other Children’s Book Publishing and Distribution businesses. The components of the segment have shared assets and resources, such as the centralized warehouse system, customer service operations, and the support of the corporate infrastructure, including but not limited to creative, purchasing, accounting, IT and legal resources. Additionally, the shared staff services are conducted in shared office facilities. Various Company-wide resources are shared, including inventory and warehousing and fulfillment services. The Company hosts the businesses on a common shared website. Therefore, the Company believes that it is clear that the domestic direct-to-home continuities component extensively shares assets and other resources with the other components of the operating segment.

          Given this analysis, the Company believes it has properly aggregated the domestic direct-to-home continuities component with the other components of the Children’s Book Publishing and Distribution operating segment, in accordance with paragraph 30.

          As the Staff is aware, in response to a 2001 SEC Comment Letter, the Company began separately disclosing additional categories of specific financial information related to the direct-to-home continuities continuities business within the Management’s Discussion and Analysis sections of its periodic reports beginning with the Form 10-Q for the three month period ended August 31, 2001. The information provided was available to the Company because the domestic direct-to-home continuities operations are a component, not because the operations constitute a segment or reporting unit. We believe that this disclosure may have led to some confusion regarding whether the domestic direct-to-home continuities business constituted an operating segment or reporting unit, which was not the Company’s intention. In particular, we believe that some of the confusion may have been due to the fact that the Company incorrectly included part of the goodwill associated with the Children’s Book Publishing and Distribution segment in this disclosure with regard to the domestic direct-to-home continuities business.

          The Company wants to clarify with the Staff that, through December 2007, the domestic direct-to-home continuities business has historically been included solely in the Children’s Book Publishing and Distribution segment, and that the goodwill has historically been tested at the reporting unit level, which is the operating segment. The international portion of its direct-to-home continuities business has historically been included solely in the International segment. These segments (the Children’s Book Publishing and Distribution segment and the International segment) have never been aggregated historically for goodwill impairment testing purposes. In December 2007, the Company announced its intention to sell the direct-to-home portion of its continuities businesses located in the United States, the United Kingdom and Canada. Therefore, the assets held for sale (i.e., the discontinued operations) consist of portions of the Company’s Children’s Book Publishing and Distribution reporting unit and its International reporting unit. Since the Company is not disposing of entire reporting units (either Children’s Book Publishing and Distribution or International) in either instance, following the guidance of SFAS No. 142 paragraph 39, the Company was required to allocate the goodwill of the reporting units between the portion to be disposed of and the continuing businesses based on the relative fair values. After the allocation process, the Company tested the goodwill for impairment (along with the entire disposal group of the DTH business, which is classified as held-for-sale), and as a result, the goodwill allocated to the discontinued operations was written down to zero. We refer the Staff to our Form 10-Q for the nine month period ended February 29, 2008

(filed on April 9, 2008) for more information regarding the write-downs recorded by the Company in connection with the discontinued operations.

          The Company believes that it has properly defined its reporting units. The Company also believes that it has accounted for the goodwill of its reporting units and tested them for impairment in accordance with GAAP, more specifically the guidance outlined above from EITF D-101, SFAS 142, and SFAS 131. The Company has historically tested goodwill at the Children’s Book Publishing and Distribution reporting unit level and believes this was proper based on the guidance. We believe that it would not have been proper to test the goodwill at a lower level. We have looked at all of the factors covered by the accounting guidance and considered them carefully and, as is required, made a judgment about how these factors should be applied.

          As requested by your letter, Scholastic acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings on Forms 10-K and 10-Q; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings on Form 10-K and 10-Q; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

SCHOLASTIC CORPORATION

		By:	/s/ Maureen O’Connell
Maureen O’Connell
Chief Financial Officer

CC:	Devereux Chatillon, Esq.
General Counsel
Scholastic Corporation